LINKTONE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LINKTONE LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (“the Company”) and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 to the consolidated financial statements, the Company has restated its 2004 consolidated financial statements.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company Shanghai, People’s Republic of China

April 11, 2006

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

		As of December 31,
	Note	2004	2005
		(Restated)
Assets
Current assets:
Cash and cash equivalents	8	$63,413,629	$36,252,678
Short term investments	9	14,860,365	41,580,530
Accounts receivable, net	10	10,445,535	15,945,662
Tax refund receivable	11	2,597,167	2,131,128
Deposits and other receivables	12	2,900,433	5,136,949
Deferred tax assets	20	416,632	811,014

Total current assets		94,633,761	101,857,961
Property and equipment, net	15	2,527,813	3,565,446
Intangible assets	16	—	2,234,185
Goodwill	7	—	10,171,219
Other long term assets		282,784	—
Deferred tax assets	20	763,597	1,051,469

Total assets		$98,207,955	$118,880,280

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	17	$5,078,967	$5,898,782
Accrued liabilities and other payables	18	4,181,346	11,886,705
Due to related parties		13,792	—
Deferred revenue		—	93,327
Deferred tax liabilities	20	1,115,351	881,279

Total current liabilities		10,389,456	18,760,093

Long term liabilities
Other long term liabilities		149,411	30,276

Total liabilities		10,538,867	18,790,369

Commitments and contingencies	24	—	—
Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 253,772,990 and 257,317,900 shares issued and outstanding as of December 31, 2004 and December 31, 2005)	6	25,377	25,732
Additional paid-in capital	6, 22	78,345,352	78,674,885
Deferred stock-based compensation	2, 23	(1,227,018)	—
Statutory reserves	19	1,531,760	2,007,776
Accumulated other comprehensive (loss)/income		(64,825)	726,837
Retained earnings		9,058,442	18,654,681

Total shareholders’ equity		87,669,088	100,089,911

Total liabilities and shareholders’ equity		$98,207,955	$118,880,280

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except per share data)

		For the year ended December 31,
	Note	2003	2004	2005
			(Restated)
Gross revenues	13	$16,601,492	$50,318,744	$73,608,603
Business tax		(1,115,822)	(2,235,044)	(3,121,347)

Net revenues		15,485,670	48,083,700	70,487,256
Cost of services		(5,819,391)	(15,305,416)	(26,483,694)

Gross profit		9,666,279	32,778,284	44,003,562

Operating expenses:
Product development		(748,209)	(2,807,720)	(6,229,976)
Selling and marketing		(2,144,540)	(8,794,568)	(14,719,763)
Stock-based compensation *	2, 23	(1,119,529)	(3,464,807)	(2,012,425)
Other general and administrative		(2,070,141)	(6,809,947)	(9,774,570)

Total operating expenses		(6,082,419)	(21,877,042)	(32,736,734)

Income from operations		3,583,860	10,901,242	11,266,828
Interest income		32,223	815,447	1,965,801
Other income, net		—	346,652	720,763

Income before tax		3,616,083	12,063,341	13,953,392
Income tax expense	20	—	(997,307)	(1,504,329)

Net income		3,616,083	11,066,034	12,449,063
Accretion on Series B convertible redeemable preferred shares		(143,936)	(28,206)	—
Amount allocated to participating preferred shareholders		(1,769,080)	(794,307)	—

Net income attributable to ordinary shareholders		$1,703,067	$10,243,521	$12,449,063

Other comprehensive income/(loss)		457	(64,414)	791,662

Comprehensive income		$3,616,540	$11,001,620	$13,240,725

Earning per share:	25
Basic		$0.02	$0.05	$0.05

Diluted		$0.02	$0.04	$0.05

Weighted average ordinary shares:
Basic		97,390,000	224,569,476	257,020,040

Diluted		109,556,852	248,081,126	275,385,579

*	Stock-based compensation is a component of general and administrative expenses.

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except share data)

							Accumulated
			Additional		Deferred		other	Retained earnings/	Total
	Ordinary shares		paid-in	Convertible	stock based	Statutory	comprehensive	(Accumulated	shareholders’
	Shares	Amount	capital	preferred shares	compensation	reserves	income/(loss)	Deficit)	equity/(deficit)
Balance as of December 31, 2002	97,390,000	9,739	—	3,525,388	—	—	(868)	(3,919,773)	(385,514)
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	(143,936)	(143,936)
Deferred stock-based compensation	—	—	5,811,354	—	(4,691,825)	—	—	—	1,119,529

Other comprehensive income:
Translation adjustments	—	—	—	—	—	—	457	—	457
Net income	—	—	—	—	—	—	—	3,616,083	3,616,083
Appropriations to statutory
reserves	—	—	—	—	—	500,000	—	(500,000)	—

Balance as of December 31, 2003	97,390,000	9,739	5,811,354	3,525,388	(4,691,825)	500,000	(411)	(947,626)	4,206,619
Issuance of ordinary shares in initial public offering	51,500,000	5,150	67,046,483	—	—	—	—	—	67,051,633
Costs of initial public offering	—	—	(1,941,409)	—	—	—	—	—	(1,941,409)
Conversion of redeemable preferred shares to ordinary shares	41,294,500	4,129	3,579,539	—	—	—	—	—	3,583,668
Conversion of convertible preferred shares to ordinary shares	59,870,500	5,987	3,519,401	(3,525,388)	—	—	—	—	—
Issuance of ordinary shares from exercise of stock option	3,717,990	372	301,778	—	—	—	—	—	302,150
Accretion of series B redeemable convertible preferred shares	—	—	28,206	—	—	—	—	(28,206)	—
Deferred stock–based compensation (Restated)	—	—	—	—	3,464,807	—	—	—	3,464,807

Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	264	—	264
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(64,678)	—	(64,678)
Net income (Restated)	—	—	—	—	—	—	—	11,066,034	11,066,034
Appropriation to Statutory reserves		—	—	—	—	1,031,760	—	(1,031,760)	—
	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2004 (Restated)	253,772,990	$25,377	$78,345,352	$—	$(1,227,018)	$1,531,760	$(64,825)	$9,058,442	$87,669,088
Issuance of ordinary shares from exercise of stock options	6,924,910	693	568,777	—	—	—	—	—	569,470
Retirement of shares from stock repurchase	(3,380,000)	(338)	(1,024,651)	—	—	—	—	(2,376,808)	(3,401,797)
Deferred stock–based compensation	—	—	785,407	—	1,227,018	—	—	—	2,012,425

Other comprehensive income:
Translation adjustment	—	—	—	—	—	—	823,301	—	823,301
Unrealized loss on investments in marketable securities	—	—	—	—	—	—	(31,639)	—	(31,639)
Net income	—	—	—	—	—	—	—	12,449,063	12,449,063
Appropriation to Statutory reserves	—	—	—	—	—	476,016	—	(476,016)	—

Balance as of December 31, 2005	257,317,900	$25,732	$78,674,885	$—	$—	$2,007,776	$726,837	$18,654,681	$100,089,911

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,
	2003	2004	2005
		(Restated)
Cash flow from operating activities
Net income	$3,616,083	$11,066,034	$12,449,063
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation costs	1,119,529	3,464,807	2,012,425
Loss on disposal of fixed assets	—	49,064	—
Depreciation	90,856	429,516	1,419,609
Amortization of intangible assets	—	—	760,299
Provision for bad debts	161,478	176,813	(190,054)
Deferred income tax benefits	—	(64,878)	(914,668)
Loss on foreign exchange	—	—	36,415
Gain on short term investments	—	(81,094)	(1,060,041)
Changes in assets and liabilities net of effect of acquisitions and disposals:
Accounts receivable	(2,690,310)	(7,529,729)	(4,550,229)
Tax refund receivable	—	(2,597,167)	532,431
Deposits and other receivables	(429,087)	(1,198,857)	(561,247)
Taxes payable	704,645	4,092,219	689,980
Accrued liabilities and other payables.	307,552	1,847,399	(1,047,894)
Due to related parties	5	—	(14,145)

Net cash provided by operating activities	2,880,751	9,654,127	9,561,944

Cash flow from investing activities
Purchase of property and equipment	(304,380)	(2,422,079)	(1,967,541)
Purchase of intangible assets	—	—	(306,050)
Proceeds from sale of short term investments	—	22,181	27,001,194
Cash paid for short term investments	—	(14,866,131)	(52,692,957)
Cash paid for business acquisitions, net off cash acquired	—	—	(5,459,324)
Cash paid for convertible loans	—	—	(581,782)
Cash paid to staff for business acquisitions	—	—	(433,694)

Net cash used in investing activities	(304,380)	(17,266,029)	(34,440,154)

Cash flow from financing activities:
Proceeds from initial public offering, net of issuance costs paid	—	65,110,224	—
Proceeds from the exercise of stock options	—	302,150	569,470
Cash paid for repurchase of stock	—	—	(3,401,797)

Net cash provided by financing activities	—	65,412,374	(2,832,327)

Effect of exchange rate change on cash	457	264	549,586
Net (decrease)/increase in cash and cash equivalents	2,576,828	57,800,736	(27,160,951)
Cash and cash equivalents, beginning of year	3,036,065	5,612,893	63,413,629

Cash and cash equivalents, end of year	$5,612,893	$63,413,629	$36,252,678

Supplemental disclosures of cash flow Information
Cash paid during the year for:
Cash paid for business and other taxes on revenues	$681,161	$1,224,397	$8,800,560
Cash received for value added tax refund	—	—	4,960,196
Cash paid for income tax	—	518,262	607,940
Cash paid for interest	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1 Organization and Nature of Operations

Linktone Ltd. (“Linktone” or the “Company”), a Cayman Islands Corporation, is a provider of wireless media, entertainment and communication services or wireless value added services (“WVAS”) to mobile phone users in the People’s Republic of China (“PRC”). The Company specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.

The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”), Shanghai Huitong Information Co., Ltd. (“Huitong”), Shanghai Linktone Internet Technology Co., Ltd. (“Linktone Internet”), Shanghai Linktone Software Co., Ltd. (“Linktone Software”), Brilliant Concept Investment Ltd. (“Brilliant”) and Wang You Digital Technology Co., Ltd. (“Wang You”), and variable interest entities (“VIE” or “VIEs”) for which the Company is the primary beneficiary. Brilliant and Wang You were acquired by the Company in May 2005 (note 7). The Company and its subsidiaries and consolidated VIEs (see below) are collectively referred to as the “Group”.

The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile and fixed line network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations via its VIEs. These VIEs are wholly owned by certain shareholders or employees of the Company. The capital and additional payments to the selling shareholders are funded by the Company and recorded as interest-free loans to these PRC shareholders and employees. The portion of the loans for capital injection was eliminated with the capital of the VIEs during consolidation.

Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to the Company’s subsidiaries in the PRC when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to the Company and the Company has the right to appoint all directors and senior management personnel of the VIEs. As of December 31, 2005, the Company entered into exclusive technical service and software licensing agreements with Shanghai Weilan Computer Co., Ltd. (“Weilan”) and Shanghai Unilink Computer Co., Ltd. (“Unilink”) under which the Company provides technical and other services and software products to these VIEs in exchange for substantially all net income of the VIEs. In addition, employee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the fees for technical and other services and use of software due to the Company. The amounts of interest-free loans to the employee shareholders of VIEs listed below as of December 31, 2004 and December 31, 2005 were $1.8 million and $8.4 million respectively.

The following is a summary of the VIEs of the Company:

● Weilan, a PRC company controlled through contractual agreements. Weilan was registered on December 2, 1999 and is 50.0% owned by each of the two of our shareholders, Ankai Hu and Dong Li. As of December 31, 2004 and 2005, total interest free loans to shareholders amounted to $0.6 million.

● Unilink, a PRC company controlled through contractual agreements. Unilink was registered in June 2003 and is 50.0% owned by our former Vice President of Product Development, Jing Wang and 50% owned by our former Vice President of Business Development, Wei Long. Their ownerships are in the process of being transferred to our Financial Controller Jinhua Yuan and our Human Resource manager Rong Zhang. As of December 31, 2004 and 2005, total interest free loans to shareholders amounted to $1.2 million.

● Shenzhen Yuan Hang Technology Co., Ltd. (“Yuan Hang”), a PRC company controlled through contractual agreements. Yuan Hang was registered in June 2001 and acquired by the Company in May 2005 (note 7). Yuan Hang is 50% owned by our Vice president of Business Development, Yan Ma, and our Financial Controller, Jinhua Yuan. As of December 31, 2005, total interest free loans to shareholders amounted to $0.6 million.

● Beijing Cosmos Digital Technology Co., Ltd. (“Cosmos”), a PRC company controlled through contractual agreements. Cosmos was registered in May 2003 and acquired by the Company in June 2005 (note 7). Cosmos is 50% owned by our Human Resource manager Rong Zhang and Product Development Manager Teng Zhao. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.

● Hainan Zhong Tong Computer Network Co., Ltd.(“Zhong Tong”), a PRC company controlled through contractual agreements. Zhong Tong was registered in October 2000, and acquired by the Company in June 2005 (note 7). Zhong Tong is 50.0% owned by our Finance Controller, Jinhua Yuan and our Product Development Manager, Teng Zhao. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.

● Beijing Lian Fei Wireless Communication Technology Co., Ltd.(“Lian Fei”), a PRC company controlled through contractual agreements. Lian Fei was registered in June 2002, and acquired by the Company in June 2005 (note 7). Lian Fei is 50% owned by our Vice president of Business Development, Yan Ma, and our Human Resource manager, Rong Zhang. As of December 31, 2005, total interest free loans to shareholders amounted to $1.7 million.

● Shanghai Qimingxing E-commerce Co., Ltd. (“Qimingxing”), a PRC company controlled through contractual agreements. Qimingxing was registered in February 2000, and acquired by the Company in August 2005 (note 7). Qimingxing is 50% owned by our Financial Controller, Jinhua Yuan and our Technical senior manager, Xingyong Ding. As of December 31, 2005, total interest free loans to shareholders amounted to $0.9 million.

All the above VIEs are engaged in the business of providing WVAS to mobile phone users in China via third party operators except Yuan Hang, which is engaged in providing online gaming services in China.

2 Restatement of 2004 Consolidated Financial Statements

The Company has restated its consolidated financial statements for the year ended December 31, 2004 (“the Restatement”). The determination to restate these consolidated financial statements was made by our management in consultation with the Audit Committee of the Board of Directors in February 2006, as a result of an error related to the accounting for stock options. In October 2004, the Company amended certain of its executive officers’ prior stock option grants to provide that if the Company terminates an officer without cause, as defined in the Company’s stock option plans, or if any such officer resigns voluntarily, all or a portion of those options would immediately become fully vested and exercisable at that time. Since upon voluntary termination a portion of those options vest and become immediately exercisable, the Company determined that the full amount of the deferred compensation relating to that portion of the options should have been expensed in the fourth quarter of 2004, when the amendments were effected. The Restatement increases the stock compensation expense for the year ended December 31, 2004 by $1,444,000 and decreases net income before and after tax by $1,444,000, or $0.006 per diluted share and per basic share. This non-cash adjustment does not impact the Company’s cash flow from operating activities.

3 Basis of presentation

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All transactions and balances between the Group’s businesses have been eliminated upon consolidation.

4 Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

5 Summary of significant accounting policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the primary beneficiary. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.

The Company has adopted FASB Interpretation No. 46R (“FIN 46R”), Consolidation of variable interest entities – an interpretation of ARB No. 51, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Company began to consolidate the operating results of newly acquired subsidiaries and VIEs as follows:

(a)	Brilliant, Wang You and Yuan Hang since June 2005;

(b)	Cosmos, Zhong Tong and Lian Fei since July 2005 and

(c)	Qimingxing since September 2005.

As of December 31, 2005, the aggregate accumulated profits of all VIEs were approximately $9.4 million and have been reflected in the consolidated financial statements.

(b) Cash and cash equivalents

The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at costs, plus accrued interest, which approximates fair value.

(c) Short-term investments

Short-term marketable securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its short-term investments and re-evaluates such determination at each balance sheet date.

(d) Accounts receivable

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance of $338,291 and $148,237 as of December 31, 2004 and 2005.

(e) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation.

Property and equipment are depreciated over their estimated useful lives on a straight-line basis. As a result of experience, management considered that the original estimates on residual value and useful life of property and equipment require revision. Effective from January 1, 2005, the Group has changed its estimation on residual value and useful life of property and equipment. The estimated residual value has been changed from 10% to zero. The estimated useful lives have been changed as follows:

	Old Estimation	New Estimation
Computer hardware/equipment	60 months	36-60 months

Office equipment.	60 months	12-36 months

Leasehold improvements.	the shorter of their estimated useful lives or the lease term	the shorter of their estimated useful lives or the lease term

No retrospective adjustment has been applied in the change of accounting estimation. The changes increased the depreciation expense by $436,934 and reduced the income tax expense by $123,976 for the year ended December 31, 2005.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.

(f) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and variable interest entities. The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill is no longer amortized, but tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assess goodwill for impairment in accordance with SFAS 142. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The Company applies the criteria specified in SFAS No. 141 “Business Combinations” (“SFAS 141”) to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 (note 5(g)) “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”). Intangible assets, such as purchased technology, licenses, domain names, partnership, and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated average useful lives from one to three years. The Company reviews the amortization methods and estimated useful lives of intangible assets regularly.

(g) Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. The Company recognizes impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different. No impairment of long-lived assets and intangible assets was recognized for any of the years presented.

(h) Revenue and cost of services recognition

Wireless value added services

The vast majority of the Group’s revenues are derived from entertainment-oriented wireless value-added services including Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”), Wireless Application Protocol (“WAP”), JavaTM (“Java games”), Interactive Voice Response Services (“IVR”) and Ring Back (“RB”) services (IVR and RB, collectively known as “Audio Related Services”) to phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”), China United Communications Corporation (“China Unicom”), China Telecom Corporation and China Netcom Corporation (collectively the “Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. For the year ended December 31, 2005, approximately 2% of the Group’s revenues were estimated respectively.

The Group contracts with the Operators for the transmission of wireless value-added services as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Operators bill and collect on the Group’s behalf. For this billing and collection services, the Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, for SMS and MMS services, the Operators charge the Group a network usage fee based on a fixed per message rate multiplied by the excess of messages sent over message received. These network usage fees are likewise retained by the Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.

The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.

Casual Online Games Services

The Group currently provides its casual online game services through its subsidiaries, Brilliant and Wang You, and VIE, Yuan Hang. The Group receives subscription fees from distributors for the sales of game cards, in either physical or virtual form, with certain number of game points incorporated in the cards. The corresponding revenue is recognized as the game points are consumed by game players in games. Any sold out game cards which are not activated by users and activated points which are not consumed in games constitute deferred revenue.

(i) Income and other taxes

The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Unilink and Qimingxing are currently considered small businesses and are subject to a 2.4% tax on revenues and 4.8% on the difference between revenue and cost of service, as defined for tax purposes.

The Group is also subject to business taxes (BT) of 3-5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.

The Group charges software license fees to the variable interest entities which are subject to value added tax (“VAT”) at 17%. The Group is entitled to a tax refund equivalent to portion of VAT expense in excess of 3%.

(j) Advertising expenses

Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled approximately $938,750, $3,441,117 and $6,151,167 during the years ended December 31, 2003, 2004 and 2005, respectively.

(k) Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development of the content of our products and development, enhancement to and maintenance of related product technical platforms and customer databases.

The Group accounts for the cost of developing the content of our products in accordance with FAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” and would capitalize, if criteria under FAS 86 were met, direct costs incurred during the development phase and amortize on a straight-line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, which ever is greater.

The Group accounts for product development costs of technical platform and customer database under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and would capitalize, if criteria under SOP 98-1 were met, direct costs associated in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement and maintenance of the Group’s existing platforms and database are charged to product development expense as incurred.

To date, the amount of costs qualifying for capitalization under FAS 86 and SOP98-1 has been immaterial and as a result, all product development costs have been expensed as incurred.

(l) Stock-based compensation

The Group accounts for share-based employee compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in shareholders’ equity/(deficit) as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group accounts for stock-based arrangements issued to non-employees using the fair value method, which recognizes compensation expense based on the fair value of the options using the Black-Scholes option pricing model on the date of grant.

Other than the recognition of the full amount of the deferred compensation relating to that portion of the options that would have become vested upon voluntarily termination of certain executive officers as stated in note 2, the stock option amendment in October 2004 (detail stated in note 2) also created a re-measurement under FIN44 “Accounts for Certain Transactions Involving Stock Compensation”. The incremental compensation arising from the re-measurement would be recorded when the event of early terminations occurred or became probable. Our chief operating officer (“COO”) and chief executive officer (“CEO”), resigned on January 3, 2006 and February 24, 2006 respectively (note 26), both officers have stock option plans covered by the amendment mentioned in note 2. As a result, for the year ended December 31, 2005 the Company recorded an incremental compensation expense of $776,411 under APB No.25, measured at the excess of the fair value of the shares at the date of amendment over the original intrinsic value for accelerated options.

As required by SFAS No. 148, accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, the following table shows the estimated effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the year ended December 31,
	2003	2004	2005
		(Restated)
Net income	$3,616,083	$11,066,034	$12,449,063
Add: Compensation expense for employees under APB No. 25	1,119,529	3,464,807	2,012,425
Less: Compensation expense for employees under fair value based methods	(87,861)	(1,183,519)	(2,653,862)

Pro forma net income	4,647,751	13,347,322	11,807,626
Accretion on Series B convertible redeemable preferred shares	(143,936)	(28,206)	—
Amount allocated to participating preferred shareholders	(2,368,058)	(958,473)	—

Pro forma net income attributable to ordinary shareholders	$2,135,757	$12,360,643	$11,807,626

Basic earning per share — As reported	$0.02	$0.05	$0.05

— Pro forma	$0.02	$0.06	$0.05

Diluted earning per share — As reported	$0.02	$0.04	$0.05

— Pro forma	$0.02	$0.05	$0.04

The Restatement reduces the pro forma net income for the year ended December 31, 2004 by $82,400. The incremental compensation expense under fair value based methods as a result of the acceleration was $1,112,467 for the year ended December 31, 2005.

We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

		For the year ended December 31,
		2003	2004	2005
Risk-free interest rate (%)		3.19	1.73-3.61	1.73-4.36
Expected life (years)	(1)	5	2-5	2-6
Expected dividend yield (%)	(2)	—	0	0
Volatility (%)		—	80	60

(1)	In the absence of sufficient historical data in the exercise behavior of our staff, the Company decided for the short term to use the shortcut method which applies the mid point of option life and average vesting period.

(2)	The Company used a 6-year period historical data of similar entities in the industry to estimate expected stock price volatility used in the computation of stock based compensation under the fair value method.

In December 2004, the FASB issued SFAS No. 123R, Shared Based Payment. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions (employee stock options). The statement requires the measurement of the cost of employee services received in exchange for an award of equity instruments (such as employee stock options) at the fair value on the grant date. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). Beginning the first quarter of 2006, the Company will adopt the provisions of SFAS No.123R under modified prospective transaction method using the Black-Scholes option pricing model. We estimate the stock option compensating expense related to the unvested options at December 31, 2005 upon adoption of FAS123R to be $2 million to $2.5 million which would be recognized in 2006 and thereafter.

(m) Foreign currency translation

The Company’s functional and reporting currency is the U.S. dollar (“US$”). The functional currency of the Company’s operating subsidiaries and consolidated variable interest entities in China is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. All assets and liabilities of our subsidiaries and consolidated VIEs in China are translated into US$ at the exchange rates in effect at the balance sheet date and revenues and expenses are translated into US$ at the average exchange rates in effect during the reporting periods. The exchange differences resulting from translating the PRC entity financial statements into US$ are included in Accumulated Other Comprehensive Income which is a separate component of shareholders’ equity/(deficit) on the consolidated balance sheets.

(n) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of redeemable convertible equity securities are deemed to be owners. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment and unrealized gain or loss on short term investments.

(o) Earnings/(Loss) per share

In accordance with SFAS No. 128 “Computation of Earnings Per Share,” basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings/(loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.

The Company has adopted the consensus reached in EITF 03-06, “Participating Securities and the Two-Class Method under SFAS No. 128,” which provides further guidance on the definition of participating securities and requires the use of the two – class method in calculating earnings per share for enterprises with participating securities. The Company determined that all its preferred stock outstanding through March 31, 2004 qualified as participating securities.

(p) Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its wireless value added service business and casual game business as two separate segments. For the year ended 31 December 2005, the casual game business was not material, accounts for 2% of the Group’s total revenue. The Group generates its revenues solely from phone users in China and accordingly, no geographical segments are presented.

6 Preferred shares

In connection with the reorganization in April of 2001, the Company capitalized 66,172 shares of Series B redeemable convertible preferred share at an assigned value of $274,303 and 336,848 shares of Series A convertible preferred stock at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 shares of Series B convertible preferred share with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 shares of Series A preferred share in 2001 for consideration of $9.85 per share, and an additional 3,555 shares of Series A preferred share in 2002 for consideration of $9.84 per share.

In April 2001, the Company issued 245,203 shares of Series C redeemable convertible preferred share (“Series C”) for consideration of $8.15 per share.

In July 2001, the Company issued 101,570 shares of Series D convertible preferred share (“Series D”) for consideration of $9.84 per share.

In February 2002, the Company issued 101,570 shares of Series E redeemable convertible preferred share (“Series E”) for consideration of $9.84 per share.

Holders of the Company’s preferred stock have various rights and preferences as follows:

Voting

Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.

Dividends

The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2003.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shareholders, and Icon (a specified holder of Series A preferred share), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders’ respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.

Conversion

Each preferred share shall be convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company’s Articles of Incorporation. Each preferred share shall be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified initial public offering (“IPO”), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares.

Mandatory redemption

The holders of Series B and Series C shares are entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares are entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.

The redemption price for the original Series B shares capitalized upon spin-off is $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants is $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants are classified as convertible preferred shares in shareholders’ equity/(deficit). The redemption prices of the Series C and Series E shares are $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group is less than the number of such shares to be redeemed, then the shares to be redeemed shall be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed shall be carried forward until the Group has legally available funds for such redemption.

Each of the Company’s preferred shares was converted into 100 ordinary shares upon the closing of the Company’s IPO process on March 4, 2004.

7 Business Combinations

The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separate identifiable tangible assets, and liabilities the Group acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgment or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially affected.

(a) Acquisition of Brilliant

In May 2005, the Company completed the acquisition of Brilliant Concept Investments Ltd. (“Brilliant”), a British Virgin Islands limited liability corporation. As a result of such acquisition, Brilliant Group became a wholly-owned subsidiary of Linktone. Brilliant, through its subsidiary Wang You and exclusive contractual arrangements with a local entity, Yuan Hang, is engaged in providing online gaming services in the PRC. Brilliant, its subsidiary and affiliated company are collectively known as Brilliant Group. As a result of acquisition, Yuan Hang became a VIE of Linktone. The primary purposes of the acquisition was to complement and leverage Linktone’s core WVAS business as the Company builds a robust interactive entertainment community.

The aggregate purchase price is comprised of initial consideration and a contingent consideration calculated on an earn out basis at 65% of 8 times of the Brilliant Group’s net profit for the year 2005. The initial consideration is comprised of $3,141,374 cash to selling shareholders and $238,016 legal and professional costs related to the acquisition. As of December 31, 2005, the Company finalized the additional consideration related to the earn out period in the amount of $5,709,644, which was recorded as additional goodwill in the year ended December 31, 2005.

The total purchase price of $9,089,034 was allocated as follows:

Cash	$379,025
Other current assets	234,170
Fixed assets	97,143
Intangible assets	602,000
Current liabilities	(322,511)
Goodwill	8,099,207

Purchase price	$9,089,034

Amortizable intangible assets acquired, including customer list, technology, operation license and agreements and non-compete agreements with certain Brilliant’s executives, have an estimated average useful life of approximately one year. The amortization expense of intangible assets for the year ended December 31, 2005 was $387,146. As of December 31, 2005, total goodwill recorded for the Brilliant acquisition was $8,099,207, representing the excess of the total purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Brilliant Group were consolidated with those of the Company starting from June 2005.

(b) Acquisition of Cosmos

In June 2005, the Company completed the acquisition of Cosmos, a leading privately-held provider of WAP services to China Unicom. As a result of such acquisition, Cosmos became a VIE of Linktone. Cosmos is wholly owned by two employees of Linktone. The primary purposes of the acquisition were to strengthen the Company’s overall WAP service portfolio and development capabilities and increase its share in the 2.5 WVAS market.

The aggregate purchase price is comprised of an initial consideration and a contingent consideration. The initial consideration is comprised of three elements: (a) $845,768 cash paid to Cosmos for settling the loan owned by the selling shareholders to Cosmos (b) $230,307 cash paid to selling shareholders for the net working capital of Cosmos as of May 31, 2005 and (c) approximately $295,570 in legal and professional costs related to the acquisition. The contingent consideration will be calculated on an earn out basis at approximately 3.8 times of Cosmos’s net profit for the period from May 1, 2005 to April 30, 2006. The contingent consideration is subject to a cap of $3.1 million. The Company has paid $604,120 (note 12) cash to shareholders as part of the advance payment for the contingent consideration. In addition, the Company recorded an acquisition related payable of $897,205 as of December 31,2005.

The initial purchase price of $1,371,645 was allocated as follows:

Cash	$938,630
Other current assets	358,817
Fixed assets	34,307
Intangible assets	1,243,000
Current liabilities	(408,151)
Goodwill	102,247
Acquisition related payable	(897,205)

Purchase price	$1,371,645

Amortizable intangible assets acquired, including technology, VASP license and agreements and non-compete agreements with certain Cosmos executives, have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $187,627. The prepayment and additional payment after deducting the acquisition related payable will be recorded as goodwill. The operating results of Cosmos were consolidated with those of the Company starting July 1, 2005 after the Company took effective control over the operations of Cosmos.

(c) Acquisition of Zhong Tong

In June 2005, the Company completed the acquisition of Zhong Tong, a privately held provider of SMS services to China Mobile. As a result of such acquisition, Zhong Tong became a VIE of Linktone. Zhong Tong is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access codes for the Company’s specific project.

The aggregate purchase price was $1,715,923 and comprised of three elements: (a) $730,696 cash to selling shareholders; (b) $966,592 cash paid to Zhong Tong for settling the loan owned by the selling shareholders to Zhong Tong and (c) approximately $18,635 in legal and professional costs related to the acquisition.

The purchase prices of $1,715,923 was allocated as follows:

Cash	$1,029,137
Other current assets	165,847
Fixed assets	21,057
Intangible assets	230,436
Current liabilities.	(227,909)
Goodwill	497,355

Purchase price	$1,715,923

Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $34,922. As of December 31, 2005, total goodwill recorded for the Zhong Tong acquisition was $497,355, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Zhong Tong were consolidated with those of the Company starting from July 2005.

(d) Acquisition of Lian Fei

In June 2005, the Company completed the acquisition of Lian Fei, a privately held provider of MVAS services to China Mobile. As a result of such acquisition, Lian Fei became a VIE of Linktone. Lian Fei is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase the Company’s market share in the PRC WVAS market.

The aggregate purchase price was $2,025,395 and comprised of three elements: (a) $1,472,866 cash to selling shareholders; (b) $543,708 cash paid to Lian Fei for settling the loan owned by the selling shareholders to Lian Fei and (c) approximately $8,821 in legal and professional costs related to the acquisition.

The purchase prices of $2,025,395 was allocated as follows:

Cash	$601,712
Other current assets	441,994
Intangible assets	283,284
Current liabilities.	(286,833)
Goodwill	985,238

Purchase price	$2,025,395

Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $43,096. As of December 31, 2005, total goodwill recorded for the Lian Fei acquisition was $985,238, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Lian Fei were consolidated with those of the Company starting from July 2005.

(e) Acquisition of Qimingxing

In August 2005, the Company completed the acquisition of Qimingxing, a privately held provider of MVAS services to China Mobile. As a result of such acquisition, Qimingxing became a VIE of Linktone. Qimingxing is wholly owned by two employees of Linktone. The primary purpose of the acquisition was to provide a separate network access code in order to increase it market share in the PRC WVAS market.

The aggregate purchase price was $1,866,072 and comprised of three elements: (a) $747,052 cash to selling shareholders; (b) $1,110,015 cash payable to Qimingxing for settling the loan owned by the selling shareholders to Qimingxing and (c) approximately $9,005 in legal and professional costs related to the acquisition.

The purchase prices of $1,866,072 was allocated as follows:

Cash	$1,026
Other current assets	1,154,451
Intangible assets	233,764
Current liabilities.	(10,341)
Goodwill	487,172

Purchase price	$1,866,072

Amortizable intangible assets acquired, including VASP license and agreements have an estimated average useful life of approximately 3.3 years. The amortization expense of intangible assets for the year ended December 31, 2005 was $23,841. As of December 31, 2005, total goodwill recorded for the Qimingxing acquisition was $487,172, representing the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. Immediately after the closing of the acquisition, the operating results of Qimingxing were consolidated with those of the Company starting from September 2005.

The following table summarizes the goodwill arising from acquisitions:

	Year ended December 31,
	2004	2005
Brilliant.	$—	$8,099,207

Cosmos.	—	102,247

Zhong Tong.	—	497,355

Lian Fei.	—	985,238

Qimingxing.	—	487,172

Total.	$—	$10,171,219

In accordance with SFAS 142, goodwill is not amortized but is subject to annual impairment assessment. The Company performed impairment tests relating to goodwill arising from the above acquisitions and concluded there were no impairment as to the carrying value of the goodwill as of December 31, 2005.

Based on an assessment on all the acquired companies’ financial performance made by the Group in 2005, only Brilliant Group is considered material to the Group. The following un-audited pro forma financial information reflects the consolidated results of operations of the Group as if the acquisition of Brilliant Group had taken place on January 1, 2005. The pro forma information includes adjustment for amortization of intangible assets acquired. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transaction been affected on the assumed date.

2005
(Pro forma)	(unaudited)
Net sales	$73,918,603
Net income	12,306,063
Earning per basic share	0.05
Earning per dilutive share	0.04

Brilliant Group started to provide online games services from April 2004 and its revenue and expenses for 2004 were not material to the Group. Given the insignificance of Brilliant Group’s financial results in 2004 and the minimal impact of any related purchase adjustments, the management believes the presentation of the un-audited pro forma information with regards to a summary of the results of operations of the Group assuming the acquisition of Brilliant Group had occurred on January 1, 2004 is not necessary.

8 Cash and Cash equivalents

	Year ended December 31,
	2004	2005
Cash	$53,235,397	$24,527,083
Investment in money market accounts	10,178,232	11,725,595

Total	$63,413,629	$36,252,678

Interest income earned from the above cash and cash equivalents amounted to $734,372 and $1,005,854 for the years ended December 31, 2004 and 2005 respectively.

9 Short term investments

The investment in marketable debt securities is classified as available for sale securities. The Company invests in these securities with the intent to make such funds readily available for operating or acquisition purposes and accordingly, classifies them as short term investments. All the marketable debt securities are due within one year and the aggregate fair values of these securities as of December 31, 2004 and December 31, 2005 were $14,860,365 and $41,580,530 respectively.

During the years ended December 31, 2004 and December 31, 2005, the Group recorded $64,678 and $ 96,317 respectively of unrealized losses on its marketable debt securities as a component of comprehensive income. The Company considers that the declines in value are not an other than temporary impairment, because the declines in market value were attributable to changes in interests rates, not credit quality and because the Company has the ability and intent to hold these investments until maturity. Investments in available-for-sale debt securities at fair value were as follows:

	As of December 31, 2004
	Cost	Accrued interest	Unrealized loss	Estimated fair value
Corporate bond and notes	$14,843,949	$81,094	$(64,678)	$14,860,365

	As of December 31, 2005
	Cost	Accrued interest	Unrealized loss	Estimated fair value
Government and government agency bonds	$18,493,880	$262,393	$(21,410)	$18,734,863
Corporate bonds	21,110,705	570,742	(74,907)	21,606,540
Time deposit	1,239,127	—	—	1,239,127

Total	$40,843,712	$833,135	$(96,317)	$41,580,530

10 Accounts receivable, net

	Year ended December 31,
	2004	2005
Accounts receivable	$10,783,826	$16,093,899
Less: Allowance for doubtful accounts	(338,291)	(148,237)

Movement in allowance for doubtful accounts:	10,445,535	15,945,662

Balance at beginning of year	$(161,478)	$(338,291)
Reverse/ (charge) to expense	(176,813)	190,054

Balance at end of year	$(338,291)	$(148,237)

11 Tax refund receivable

	Year ended December 31,
	2004	2005
Receivable related to invoiced revenue	$1,994,621	$1,361,630
Receivable related to un-invoiced revenue	602,546	769,498

Total	$2,597,167	$2,131,128

For the years ended December 31, 2004 and December 31, 2005, pursuant to various software license agreements signed between Huitong, Linktone Internet, Weilan and Unilink, Huitong charged Weilan and Unilink a total fee (based on invoiced revenue) of $18.4 million and $26.2 million respectively for the use of its software products. For the year ended December 31, 2005, Linktone Internet charged Weilan and Unilink a total fee (based on invoiced revenue) of $9.8 million for the use of its software products. These fees are subject to a 17% VAT. Under applicable tax regulations, Huitong and Linktone Internet are entitled to a tax refund equivalent to portion if VAT expenses in excess of 3%.

For the year ended December 31, 2005, Huitong and Linktone Internet paid a total of $5.7 million ($3.4 million relates to year 2004) and $0.6 million respectively for the 17% VAT and received a total of $4.5 million ($2.6 million relates to year 2004) and $0.5 million tax refund respectively, representing the 14% VAT expenses in excess of 3%.

In addition, as of December 31, 2005 Huitong and Linktone Internet accrued VAT refund receivable and payable of $2.1 million and $2.6 million (note 17) respectively for the remaining software license fees that they earned in 2005 (including $11.4 million relating to revenue invoiced in 2005 and $6.4 million relating to revenue expected to invoice in 2006). Management believes the full amount of $2.1 million is refundable.

12 Deposits and other receivables

	Year ended December 31,
	2004	2005
Rental and other deposits	$424,025	$579,899
Staff advances	307,517	833,047
Convertible loan receivable	—	581,782
Prepayments to advertising suppliers, content and other providers	983,853	2,325,879
Prepayments for fixed assets	49,092	—
Prepayment for acquisition of VIE (note 7(b))	—	604,120
Restricted cash	1,123,184	122,868
Others	12,762	89,354

Total	$2,900,433	$5,136,949

Staff advances include advances to employees for settlement of investment related payables for acquisition of VIEs. The settlement is expected to be made within a year. As of December 31, 2004 and December 31, 2005, such advances amounted to $nil and $433,694 respectively.

Convertible loan receivable relates to part of the drawdown of an interest free convertible loan totaling $2,555,000, pursuant to senior secured convertible loan agreements, signed with 9 Sky International Ltd. and its related parties, Shanghai Yue Sheng Information Technology Co., Ltd. and Shanghai Yin Zhi Yue Information Technology Co., Ltd. (collectively known as “9 Sky entities”) and the shareholders’ representative of 9 Sky entities on October 12, 2005. These loans are convertible into certain percentage of shares of the 9 Sky entities upon occurrence of certain conditions within six months of October 12, 2005.

Restricted cash relates mainly to proceeds from exercise of stock options received on behalf of employees. The related liability to employees is recorded in accrued liabilities and other payables (note 18).

13 Components of revenue

The Group’s revenue comprises SMS, 2.5G services including MMS, WAP and Java games, audio related services including RB and IVR services, and casual games. Gross revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Year ended December 31,
	2003	2004	2005
SMS	$16,539,201	$40,180,566	$46,702,269
Audio related services	—	3,659,007	16,963,773
2.5G services	—	6,449,366	8,300,826
Casual games	—	—	1,374,995
Others	62,291	29,805	266,740

Total revenue	$16,601,492	$50,318,744	$73,608,603

14 Concentrations

(a) Dependence on the Operators

The Group’s revenue is mainly derived from cooperative arrangements with the Operators in Mainland China. The Operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either the Operators in the PRC is terminated or scaled-back, or if the Operators alter the revenue sharing arrangements, the Group’s wireless value-added service business would be adversely affected.

Revenues earned from China Mobile for the years ended December 31, 2003, 2004 and 2005 are approximately $14,667,344, $44,313,720 and $62,416,761, representing 88%, 88% and 85% of revenues, respectively.

Amounts due from China Mobile as of December 31, 2003, 2004 and 2005 amounted to approximately $2,907,553, $9,319,663 and $13,173,196, respectively, representing 82%, 89% and 82% of accounts receivable, respectively.

(b) Credit risk

The Group depends on the billing system of the Operators to charge the mobile phone users through mobile phone bills and collect payments from the users on behalf of the Group. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

15 Property and equipment

	Year ended December 31,
	2004	2005
Computer hardware/equipment	$1,266,944	$2,983,058
Office equipment	761,170	1,002,484
Leasehold improvements	1,102,338	1,585,997

	3,130,452	5,571,539
Less: Accumulated depreciation	(602,639)	(2,006,093)

Net book value	$2,527,813	$3,565,446

During the years ended December 31, 2003, 2004 and 2005, the depreciation charges amounted to approximately $90,856, $429,516 and $1,419,609, respectively.

Upon retirement or disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively.

16 Intangible assets

	Year ended December 31,
	2004	2005
Intangible assets from acquisitions	$—	$2,592,484

Others	—	402,000

	—	2,994,484

Less: Accumulated amortization	—	(760,299)

Net book value	$—	$2,234,185

The following table summarizes the intangible assets acquired from Brilliant, Cosmos, Zhong Tong, Lian Fei and Qimingxing:

(i) Brilliant

	As of December 31,
	2004	2005
Technology	$—	$180,000

Customer base	—	28,000

Licenses	—	95,000

Partnership and non-compete agreements	—	299,000

	—	602,000

Less: accumulated amortization	—	(387,146)

Net book value	$—	$214,854

(ii) Cosmos

	As of December 31,
	2004	2005
Technology	$—	$524,000

Licenses	—	64,000

Partnership and non-compete agreements	—	642,000

Domain name	—	13,000

	—	1,243,000

Less: accumulated amortization	—	(187,627)

Net book value	$—	$1,055,373

(iii) Zhong Tong

	As of December 31,
	2004	2005
Licenses	$—	$64,400

Partnership and non-compete agreements	—	159,370

Domain names	—	6,666

	—	230,436

Less: accumulated amortization	—	(34,922)

Net book value	$—	$195,514

(iv) Lian Fei

	As of December 31,
	2004	2005
Licenses	$—	$64,400

Partnership and non-compete agreements	—	206,370

Domain name	—	12,514

	—	283,284

Less: accumulated amortization	—	(43,096)

Net book value	$—	$240,188

(v) Qimingxing

	As of December 31,
	2004	2005
Licenses	$—	$64,400

Partnership and non-compete agreements	—	162,680

Domain names	—	6,684

	—	233,764

Less: accumulated amortization	—	(23,841)

Net book value	$—	$209,923

Based on the current amount of above intangible assets subject to amortization, the Company estimated amortization expense for each of the succeeding three years is $817,646, $602,792 and $495,414 for the years ended December 31, 2006, 2007 and 2008 respectively.

17 Taxes payable

	Year ended December 31,
	2004	2005
Value added taxes	$3,419,283	$2,625,588
Business tax	763,479	501,028
Enterprise income tax	630,667	2,465,238
Other taxes	265,538	306,928

Total	$5,078,967	$5,898,782

18 Accrued liabilities and other payables

	Year ended December 31,
	2004	2005
Payable for acquisition of subsidiary and VIEs	$—	$6,921,973
Accrued liabilities	2,105,266	3,321,904
Accrued payroll	585,538	293,989
Accrued welfare benefits	179,465	382,226
Option proceeds due to staff	929,213	122,868
Payable for purchase of fixed assets	158,168	272,575
Other payables	223,696	571,170

Total	$4,181,346	$11,886,705

19 Mainland China contribution plan and profit appropriation

Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $188,762, $655,887 and $1,334,964, for the years ended December 31, 2003, 2004 and 2005, respectively.

The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2003, 2004 and 2005 amounted to $150,818, $509,744 and $1,318,296, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

The Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. Its subsidiaries, in accordance with the laws on Enterprise with Foreign Investment of China, must make appropriations to a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the other fund appropriations are at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriation is at the company’s discretion.

General reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off of accumulated losses, enterprise expansion or increasing the registered capital. Statutory public welfare fund must be used for capital expenditures for the collective welfare of employees. These funds are not transferable to the Company in the form of cash dividends, loans or advances.

In respect of the years ended December 31,2004 and December 31, 2005,the Group had appropriated after-tax profits of $1,031,760 and $476,016 respectively to the statutory reserve and statutory public welfare funds; the Group made no appropriations to the enterprise expansion fund, staff bonus and welfare fund and statutory surplus fund. As of December 31, 2004 and 2005, the Group had appropriated $1,531,760 and $2,007,776 respectively to non-distributable reserve funds.

20 Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, Linktone and Brilliant are not subject to tax on income or capital gain.

China

The Company’s subsidiaries and VIEs are subject to Enterprise Income Taxes (“EIT) of the PRC at a statutory rate which comprises national income tax and local income tax.

The statutory rate varies among the subsidiaries and VIEs as follows:

Linktone Consulting and Weilan

The applicable statutory rate is 33% which comprises 30% national income tax and 3% local income tax.

Zhong Tong and Linktone Software

Since these entities are located in the economic development zones in coastal cities, they are subject to a preferential statutory rate of 15% which comprises 15% national income tax and the local income tax is nil.

Huitong and Linktone Internet

These entities qualify as foreign investment production enterprises and were established in a coastal economic development zone in the old urban district , the applicable tax rate is 27% which comprises 24% national income tax and 3% local income tax. In addition, they are entitled to a two year tax EIT exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Huitong was entitled to tax exemption in 2003 and 2004 and was at its first 50% reduction in tax rate year in 2005. Linktone Internet was entitled to its first year of tax exemption in 2005.

Yuan Hang, Cosmos and Lian Fei

These entities qualify as high technology enterprises. Lian Fei and Cosmos are entitled to a three year tax exemption followed by three years with a 50% reduction in the tax rate, commencing from the first operating year. Yuan Hang is entitled to a two year exemption followed by three years with a 50% reduction in the tax rate, commencing from the first profitable year. Lian Fei was entitled to tax exemption from 2002 to 2004 and Cosmos was entitled to tax exemption from 2003 to 2005. Lian Fei was at its first 50% reduction tax rate in year 2005. Yuan Hang was entitled to tax exemption in 2004 and 2005.

Unilink and Qimingxing are currently considered as small businesses and are subject to a tax on revenue instead of income.

The provision for taxes on income consists of:

	Year ended December 31,
	2003	2004	2005
Current	$—	$(1,062,185)	$(2,420,655)
Deferred	$—	$64,878	$916,326

Total	$—	$(997,307)	$(1,504,329)

Reconciliation of the difference between statutory tax rate and the effective tax rate:

The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

	Year ended December 31,
	2003	2004	2005
		(Restated)
Statutory EIT rate	33%	33%	33%
Effect of tax holiday	(78)%	(28)%	(25)%
Non-deductible expenses incurred outside the PRC	7%	5%	4%
Non-deductible stock-based compensation	10%	9%	5%
Other non-deductible expenses/non-taxable income	3%	1%	1%
Change in valuation allowance	25%	(8)%	(1)%
Tax differential from statutory rate applicable to the subsidiary	—	(4)%	(5)%
Adjustment to prior year tax provision	—	—	(1)%

Effective EIT rate	—	8%	11%

The aggregate dollar and per share effect of the tax holiday in 2003, 2004 and 2005 was $2,812,536, $3,785,401 and $3,450,000, $0.03, $0.02 and $0.01 per share, respectively.

Other non-taxable income consists primarily of income at Unilink and Qimingxing that is subject to a tax on revenue instead of income.

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year ended December 31,
	2004	2005
Current deferred tax assets:
Establishment costs	$74,562	$53,176
Intangibles	—	21,074

Accruals and other liabilities	342,070	525,376
Net operating loss carry forwards	—	274,921

	416,632	874,547
Less: Valuation allowance	—	(63,533)

Net current deferred tax assets	$416,632	$811,014

Current deferred tax liabilities:
Accrued income	$1,115,351	$711,147
Intangibles	—	170,132

Net current deferred tax liabilities	$1,115,351	$881,279

Net operating loss carry forwards	$1,214,182	$570,545
Property, plant and equipment	—	243,414
Intangibles	—	100,000
Advertising expenses	—	393,964
Establishment costs	51,851	—

	1,266,033	1,307,923
Valuation allowance	(502,436)	(256,454)

Long-term deferred tax assets	$763,597	$1,051,469

Movement of valuation allowance for deferred tax assets:
Balance at beginning of the year	$(1,433,586)	$(502,436)
Provision for the year	—	—
Recoveries of deferred tax assets	931,150	182,449

Balance at end of the year	$(502,436)	$(319,987)

Subject to the approval of the relevant tax authorities, Linktone Group had total tax loss carryforwards of approximately $2.8 million as of December 31, 2005 for EIT purposes. Approximately $0.02 million, $0.04 million, $2.3 million, $0.4 million and $0.03 million of such losses will expire in 2006, 2007, 2008, 2009 and 2010 respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.8 million. Under our current tax planning, we expect that Linktone Group will generate enough taxable income and a portion of loss carry forwards will be utilized before expiration. The Group reduced the valuation allowance based on our probability assessment as of December 31, 2005.

21 Financial instruments

The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The Group’s short-term investments are carried at their fair value. The carrying value of receivables and payables approximated their market values based on their short-term maturities.

22 Capital structure

Paid-in capital represents the consolidated issued and registered capital of the Group.

On September 7, 2005, the Company’s shareholders authorized the repurchase of up to $15 million worth of American Depositary Shares or ADSs. The Company entered into an agreement dated December 15, 2005 with its broker to purchase ADSs from the open market based on prices range from $8.0 to $11.25 for an aggregate of no more than 750,000 ADSs or the equivalent of $3.5 million worth of ADSs. These ADSs will be converted to shares, retired and no longer be issued and outstanding.

As of December 31, 2005, the Company repurchased 338,000 ADS for a total consideration of $3.4 million including brokerage commission and they were in the process of being retired.

23 Stock option plans

The Board of Directors has approved two stock option plans that provide for the issuance of up to 45,946,024 ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

	Year ended December 31,
	2003		2004		2005
		Weighted		Weighted		Weighted
		average		average		average
	Options	exercise	Options	exercise	Options	exercise
	outstanding	price	outstanding	price	Outstanding	price

Outstanding at beginning of period	14,668,900	$0.08	31,900,300	$0.10	35,235,090	$0.30
Granted	21,338,100	$0.11	9,639,900	$1.07	8,380,500	$0.78
Exercised	—	—	(3,717,990)	$0.08	(6,924,910)	$0.08
Forfeited/cancelled	(4,106,700)	$0.08	(2,587,120)	$1.04	(3,852,280)	$0.90

Outstanding at period end	31,900,300	$0.10	35,235,090	$0.30	32,838,400	$0.40

Exercisable and vested at end of period	11,863,700	$0.07	17,448,700	$0.08	22,592,261	$0.19

Weighted average fair value of options granted during period		—		$0.64		$0.46

The following is additional information relating to options outstanding as of December 31, 2005:

	Options outstanding as at December 31, 2005			Options exercisable as at December 31, 2005
		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of exercise	Options	contractual life	exercise	Number	contractual life	exercise
price	Outstanding	(years)	price	exercisable	(years)	price
$0.05 — $0.10	19,305,300	6.77	0.05	19,303,281	6.77	0.05

$0.74 — $0.995	8,002,830	9.03	0.76	1,097,122	8.04	0.76

$1.02 — $1.10	5,280,500	8.50	1.07	2,035,708	8.17	1.08

$1.37 — $1.40	249,770	8.32	1.38	156,150	8.26	1.39

	32,838,400	7.61	0.40	22,592,261	6.97	0.19

The Company’s option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value.

In connection with the stock options granted during the years ended December 31, 2003, 2004 and 2005, the Company recognized deferred share-based compensation amounted to $5,811,354, $nil and $nil, respectively. These amounts are being amortized over vesting periods of two to three years. Stock-based compensation expense recognized during the years ended December 31, 2003, 2004 and 2005 amounted to $1,119,529, $3,464,807 (as restated) and $2,012,425, respectively.

As disclosed in notes (2) and (5) (l), the Company has restated its historical consolidated financial statements for 2004 as a result of an error related to the accounting for stock option caused by an amendment to the stock option grants to certain of our executive officers. The restatement increases the stock compensation expense for 2004 by $1,444,000. In connection with the amendment, in 2005, the Company also recorded an incremental compensation expense of $776,411 under APB No. 25 related to the acceleration of vesting that occurred following the resignation of two executive officers in January and February 2006.

24 Commitments and contingencies

(a) Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

2006	$1,498,556

2007	716,984

2008	457,074

2009	50,324

$2,722,938

As of December 31, 2005, the Group had no operating lease commitments beyond February 2009.

For the year ended December 31, 2003, 2004 and 2005 the Group incurred rental expenses of approximately $177,354, $925,280, and $1,439,903, respectively.

(b) Other commitments

	Year ended December 31,
	2004	2005
Advertisement agreements with third parties	$1,223,391	$2,384,236

(c) Mainland Chinese market macro-economic and regulatory and uncertainties

The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC, and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

(d) Other risks

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

25 Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated based on the requirements of EITF 03-06:

	Year ended December 31,
	2003	2004	2005
		(Restated)
Numerator:
Net income for the year	$3,616,083	$11,066,034	$12,449,063

Accretion for Series B Redeemable Convertible Preferred Shares	(143,936)	(28,206)	—
Amount allocated to participating preferred shareholders	(1,769,080)	(794,307)	—

Numerator for basic earnings per share	$1,703,067	$10,243,521	$12,449,063

Numerator for diluted earnings per share	$1,703,067	$10,243,521	$12,449,063

Denominator:
Denominator for basic earnings per share — weighted-average ordinary shares outstanding	97,390,000	224,569,476	257,020,040

Effect of dilutive option securities	12,166,852	23,511,650	18,365,539

Denominator for diluted earnings per share	109,556,852	248,081,126	275,385,579

Basic earnings per share	$0.02	$0.05	$0.05

Diluted earnings per share	$0.02	$0.04	$0.05

Prior to the Company’s IPO in March 2004, the Company’s Preferred Shares were not included in the calculation of diluted earnings per share because of their antidilutive effects.

26 Subsequent events

On December 20, 2005, the Company entered into definitive agreements to acquire a 51% share of Ojava Overseas Ltd, a British Virgin Islands limited liability Corporation (“Ojava Overseas”), and an 80% share of Beijing Ojava Wuxian Co., Ltd. (“Ojava Wuxian”), a local entity in the PRC with exclusive contractual arrangements with Ojava Overseas. Ojava Overseas and Ojava Wuxian are collectively known as Ojava Group. Ojava Group is a leading mobile game developer and game publisher in the PRC. According to the agreements, the initial payments consist of three elements: (a) $1.8 million cash to shareholders of Ojava Overseas; (b) $1.6 million cash to Ojava Overseas for subscription of additional shares issued and (c) $1 million paid to Ojava Wuxian for settling the loan owned by shareholders to Ojava Wuxian. The Company also has an option to purchase the remaining 49% interest in Ojava Overseas and 20% of interest in Ojava Wuxian based on Ojava’s achievement of agreed performance objectives in 2007 and 2008. The further payment is capped at $7.84 million. The acquisition of 51% share in Ojava Overseas and 80% share in Ojava Wuxian was completed in January 2006.

The Company’s Chief Operating Officer, Michael Guangxin Li, Chief Executive Officer and Executive Director, Raymond Yang, Chief Technology Officer, Xin Ye resigned on January 3, 2006, February 24, 2006 and February 28, 2006 respectively.

On February 24, 2006, the Company’s Board of Directors appointed Michael Guangxin Li as a director. On April 3, 2006, the Company’s Board of Directors appointed Michael Guangxin Li as the Company’s Chief Executive Officer.

The Company launched a cost and restructuring plan in late February as part of its efforts to create a leaner and more efficient organization. The plan has been largely completed in early April 2006.

On March 27, 2006, the Company and the selling shareholders of Cosmos entered into an agreement to modify the terms of the existing share purchase agreements. According to the new agreement, the contingent consideration of $3.1 million will be paid on the basis of 3.8 times of Cosmos’s net profit for the period of 11 months from May 1, 2005 to March 31, 2006 because 3.8 times of Cosmos’s net profit for the 11 months (12 months according to the existing share purchase agreement) had already reached the $3.1 million cap (note 7(b)).